EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated June 18, 2007 (which report expresses an unqualified opinion and includes explanatory paragraphs as to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective April 1, 2006, and the uncertainty concerning the substantial doubt about the Company’s ability to continue as a going concern), relating to the consolidated financial statements of Clinical Data, Inc. appearing in the Annual Report on Form 10-K of Clinical Data, Inc. for the year ended March 31, 2007, and to the reference to us under the heading “Experts” in the prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Boston, Massachusetts
August 20, 2007